SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COLE REAL ESTATE INVESTMENTS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19329V105

(CUSIP Number of Class of Securities)

Kimberly J. Smith

Executive Vice President and General Counsel

Cole Real Estate Investments, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Telephone: (602) 778-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alison S. Ressler Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 (310) 712-6600	Benjamin R. Weber Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,000,000	$34,100

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of common stock, par value $0.01 per share, of Cole Real Estate Investments, Inc.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,100	Filing Party	COLE REAL ESTATE INVESTMENTS, INC.
Form or Registration No:	005-87477	Date Filed	June 20, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Cole Real Estate Investments, Inc., a Maryland corporation formerly known as Cole Credit Property Trust III, Inc. that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 20, 2013 and amended by Amendment No. 1 on August 5, 2013 and Amendment No. 2 on August 9, 2013 (the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $250,000,000 in value of its common stock, par value $0.01 per share (the “Common Stock”), at a price specified by the tendering stockholders of not greater than $13.00 nor less than $12.25 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 15, 2013, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on August 8, 2013. A copy of such press release is filed as Exhibit (a)(5)(F) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(5)(F) Press release issued August 15, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLE REAL ESTATE INVESTMENTS, INC.

By:	/s/ Kimberly J. Smith
Name:	Kimberly J. Smith
Title:	Executive Vice President, General Counsel and Secretary

Date: August 15, 2013

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 20, 2013.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 20, 2013.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 20, 2013.

(a)(1)(F)*	Notice of Offer to Purchase, dated June 20, 2013.

(a)(5)(A)*	Press release issued June 20, 2013.

(a)(5)(B)	Press release issued August 5, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed August 5, 2013 and incorporated herein by reference).

(a)(5)(C)	Investor presentation dated August 5, 2013 (previously furnished as Exhibit 99.2 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed August 5, 2013 and incorporated herein by reference).

(a)(5)(D)	Supplemental financial information for the second quarter of 2013 (previously furnished as Exhibit 99.3 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed August 5, 2013 and incorporated herein by reference).

(a)(5)(E)	Press release issued August 9, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed August 9, 2013 and incorporated herein by reference).

(a)(5)(F)	Press release issued August 15, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed August 15, 2013 and incorporated herein by reference).

(b)(1)*	Amended and Restated Credit Agreement, dated June 3, 2013, by and among Cole REIT III Operating Partnership, LP, as Borrower, Bank of America, National Association, as Administrative Agent, Swing Line Lender and Letter of Credit Issuer, JP Morgan Chase Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities LLC, as Joint Lead Arrangers and Joint Book Managers, and Regions Bank and U.S. Bank National Association, as Co-Documentation Agents.

(d)(1)	Agreement and Plan of Merger, dated March 5, 2013, by and among the Company, CREInvestments, LLC, Cole Holdings Corporation and Christopher H. Cole (previously filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed March 8, 2013 and incorporated herein by reference).

(d)(2)	Registration Rights Agreement, dated April 5, 2013, by and among the Company, Christopher H. Cole, and the Bonus Executives (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed April 11, 2013 and incorporated herein by reference).

(d)(3)	Indemnification Escrow Agreement, dated April 5, 2013, by and among Christopher H. Cole, the Company, the Bonus Executives and U.S. Bank National Association (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed April 11, 2013 and incorporated herein by reference).

(d)(4)	Amended and Restated Advisory Agreement, dated October 1, 2010, by and between the Company and Cole REIT Advisors III, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-53960), filed October 7, 2010 and incorporated herein by reference).

(d)(5)	First Amendment to the Amended and Restated Advisory Agreement, dated November 9, 2011, by and between the Company and Cole REIT Advisors III, LLC (previously filed as Exhibit 10.68 to the Company’s post-effective amendment to Form S-11 (File No. 333-164884), filed on January 18, 2012 and incorporated herein by reference).

(d)(6)*	Letter Agreement, dated May 27, 2011, by and between Christopher H. Cole and Marc T. Nemer.

(d)(7)*	Letter Agreement, dated August 25, 2011, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Marc T. Nemer.

(d)(8)*	Cole Holdings Corporation (now known as CREInvestments, LLC) Transaction Bonus Plan.

(d)(9)*	Cole Holdings Corporation (now known as CREInvestments, LLC) Transaction Bonus Plan Participation Form for Marc T. Nemer.

(d)(10)*	Cole Transaction Award, dated January 31, 2013 by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Jeffrey C. Holland.

(d)(11)*	Cole Transaction Award, dated January 31, 2013 by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Stephan Keller.

(d)(12)*	Indemnity Agreement, dated February 12, 2013, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Christopher H. Cole.

(d)(13)*	Indemnity Agreement, dated February 12, 2013, by and between Cole Holdings Corporation (now known as CREInvestments, LLC) and Marc T. Nemer.

(d)(14)	Employment Agreement, dated March 26, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Christopher H. Cole (previously filed as Exhibit 10.69 to the Company’s Annual Report on Form 10-K (File No. 000-53960), filed March 29, 2013 and incorporated herein by reference).

(d)(15)	Employment Agreement, dated March 26, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Marc T. Nemer (previously filed as Exhibit 10.70 to the Company’s Annual Report on Form 10-K (File No. 000-53960), filed March 29, 2013 and incorporated herein by reference).

(d)(16)	First Amendment to Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Christopher H. Cole (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(17)	First Amendment to Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Marc T. Nemer (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(18)	Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Jeffrey C. Holland (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(19)	Employment Agreement, dated June 18, 2013, by and among the Company, Cole REIT III Operating Partnership, LP and Stephan Keller (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(20)	2013 Omnibus Employee Incentive Plan (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-53960), filed May 14, 2013 and incorporated herein by reference).

(d)(21)	2013 Non-Employee Director Plan (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 000-53960), filed May 14, 2013 and incorporated herein by reference).

(d)(22)	Form of Restricted Share Unit Award Agreement (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

(d)(23)	Form of Performance Share Unit Award Agreement (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-35974), filed June 20, 2013 and incorporated herein by reference).

*	Previously filed.